THREE MONTHS ENDED MARCH 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E   O F   C O N T E N T S

THREE MONTHS ENDED MARCH 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1         Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited consolidated financial statements of Taseko Mines Limited ("Taseko", or the "Company") for the three months ended March 31, 2009 and three months ended March 31, 2008, prepared in accordance with Canadian generally accepted accounting principles, and is publicly available on SEDAR at www.sedar.com.

This MD&A is prepared as of May 11, 2009. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This discussion uses the terms 'measured resources' and 'indicated resources'. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This discussion uses the term 'inferred resources'. The Company advises investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. 'Inferred resources' have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of a mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of economic studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

THREE MONTHS ENDED MARCH 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2         Overview

Taseko is a mining and mineral exploration company with one operating mine and three exploration projects, all located in British Columbia, Canada. These are the Gibraltar copper-molybdenum mine, the Prosperity gold-copper property, the Harmony gold property and the Aley niobium property.

In the three months ending March 31, 2009, Taseko focused on cost containment and production performance improvements at the Gibraltar mine, advancing the attainment of a Project Approval for the Prosperity project, and reviewing potential acquisitions to provide for further corporate growth.

A new 24-month mine plan implemented in November 2008 for the Gibraltar mine allowed a 45,000 tons per day (“tpd”) mill throughput while mining at a significantly reduced strip ratio, which resulted in lower mine equipment hours and manpower requirements. Maintaining mill feed at planned grades and reduced strip ratio is possible as a result of the pre-stripping investment that was made during 2007 and early 2008. This new operational plan along with declining input costs, a weaker Canadian dollar and the finalization of remaining Phase 2 expansion items has led to substantially reduced costs. The total cost of copper production over the three months ended March 31, 2009 was US$1.18 per pound.

The Gibraltar mine achieved production of 19.9 million pounds of copper in the three months ended March 31, 2009, which represented a 43% increase over the 13.4 million pounds produced in the same three months in 2008 as a result of significantly improved mill throughput. Molybdenum production was 187 thousand pounds for the quarter ended March 31, 2009 as compared to 176 thousand pounds in the quarter ended March 31, 2008.

In April 2009, the Company announced that it established a hedging program for 50% of its targeted copper production for 2009 from the Gibraltar mine from May to December 2009. Approximately 30 million pounds of copper has been hedged with a price range of US$1.88 -US$2.36 per pound. Taseko will receive the prevailing copper price while within the price range and a minimum of US$1.88 per pound and a maximum of US$2.36 per pound when the market price is outside of the range.

During the three months ended March 31, 2009, Taseko had an operating profit of $6.6 million, and net earnings after tax of $3.5 million, as compared to an operating profit of $28.2 million, and net earnings after tax of $16.2 million for the three months ended March 31, 2008. The decrease was the result of lower revenues related to the decrease in metal prices, partially offset by increased production and sales.

The Prosperity Project continues to have robust economics considering current and expected future gold and copper prices and the Environmental Assessment process is entering its final stages. The Provincial Environmental Assessment is mandated by law to be completed 180 days following its acceptance as complete, which occurred on March 13, 2009.

In April 2009, the Company completed a $28 million equity financing.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.1      Gibraltar Mine

Taseko’s 100% owned Gibraltar mine is located north of the City of Williams Lake in south-central British Columbia.

Three-Month Sales and Inventory

Copper

  Copper in concentrate sales volume increased to 17.8 million pounds in the three months ended March 31, 2009 from the 14.8 million pounds of copper in concentrate sold during the three months ended March 31, 2008.

  Copper cathode sales volume decreased in the three months ended March 31, 2009 to 0.7 million pounds compared to 1.6 million pounds in the three months ended March 31, 2008.

  Copper concentrate inventory at March 31, 2009 was 5.0 million pounds. Copper in concentrate in inventory at March 31, 2008 was 4.1 million pounds.

  Copper cathode inventory at March 31, 2009 was nil pounds. Copper cathode in inventory at March 31, 2008 was 0.08 million pounds.

  The average price realized for sales of copper during the period was US$1.61 per pound, compared to US$3.67 per pound realized in the three months ended March 31, 2008.

Molybdenum

  Molybdenum in concentrate sales volume decreased to 230,000 pounds in the three months ended March 31, 2009 from 257,000 pounds sold in the three months ended March 31, 2008.

  Molybdenum in concentrate inventory at March 31, 2009 was 36,000 pounds. Molybdenum in concentrate inventory at March 31, 2008 was 15,300 pounds.

  The average price realized for sales of molybdenum for the three months ended March 31, 2009 declined to US$8.38 per pound, compared to US$33.17 per pound realized in the three months ended March 31, 2008.

THREE MONTHS ENDED MARCH 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

Three-Month Production

The following table is a summary of the operating statistics for the three months ended March 31, 2009 (Q1 - 2009) compared to the three months ended March 31, 2008 (Q2 - 2008).

	Three months ended March 31, 2009	Three months ended March 31, 2008
Total tons mined (millions)[1]	6.9	9.7
Tons of ore milled (millions)	3.2	2.2
Stripping ratio	1.0	3.2
Copper grade (%)	0.368	0.349
Molybdenum grade (%Mo)	0.010	0.009
Copper recovery (%)	82.3	81.0
Molybdenum recovery (%)	30.8	40.2
Copper production (millions lb) [2]	19.9	13.4
Molybdenum production (thousands lb)	187	176
Copper production costs, net of by-product credits[3] , per lb of copper	US$0.90	US$1.48
Off property costs for transport, treatment (smelting & refining) & sales per lb of copper	US$0.28	US$0.44
Total cash costs of production[4] per lb of copper	US$1.18	US$1.92

Notes to table:

1	Total tons mined includes sulphide ore, oxide ore, low grade stockpile material, overburden, and waste rock which were moved from within pit limit to outside pit limit during the period.
2	2009 copper production includes 19.7 million lb in concentrate and 0.2 million lb in cathode. 2008 copper production includes 12.6 million lb in concentrate and 0.8 million lb in cathode.
3	By-product credit is based on pounds of molybdenum and ounces of silver sold.
4

Cash costs of production is a non-GAAP measure. This non-GAAP measure is intended to provide additional information to investor and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Cash costs of production is a common performance measure in the copper industry and includes direct cost of operations and related costs through to refined metal.

Tons mined during the three months ended March 31, 2009 decreased compared to the same period in 2008 as a result of implementation of the revised mine plan.

Copper in concentrate production during the three-month period ended March 31, 2009 was 19.7 million pounds, an increase from the 12.6 million pounds produced in the three-month period ended March 31, 2008.

Copper cathode production decreased from 0.8 million pounds in 2008 to 0.2 million pounds in 2009. The Solvent Extraction/Electrowinning plant was shutdown in February, March and April to reduce costs during cold weather months and to allow the oxide dumps to recharge.

Cost of production during the quarter ended March 31, 2009 was US$1.18 per pound, a nearly 40% decrease in costs from the three months ending March 31, 2008, and the result of a number of factors. Over the past six months, management has successfully implemented cost reduction measures and a new two-year mine plan which includes a reduced strip ratio and operation of only the most cost effective

THREE MONTHS ENDED MARCH 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

mining equipment. In addition, the cumulative effects of new technology, increased recoveries and throughput from the Phase 1 expansion and upgrade to the mill, and reduced strip ratio and operation of only the most cost effective mining equipment, and reduced costs of consumables and purchased services such as steel, fuel and ocean freight, and effect of foreign exchange, have supported the significant drop in operating costs.

Concentrator Expansion Project

Construction of the Phase 1 mill expansion was completed in February 2008. The ramp up to the rated processing capacity of 46,000 tons per day (“tpd”) has been ongoing since completion of the construction phase with sustained periods of operation at the rated capacity becoming more frequent and of longer duration as mill operations personnel continue to refine the metallurgical performance relating to grind size at higher mill throughput rates and metal recovery. The improved performance is evidenced by the change in copper recovery from 73.2% in October 2008 to 83.3% in March 2009, a 14% increase.

The Phase 2 expansion program consists of modernizing and increasing the capacity of the regrind, cleaner flotation, and ancillary circuits along with installation of a two-stage tailings pumping system, designed to increase concentrator capacity from 46,000 to 55,000 tpd. Under the modified construction schedule established after a review of capital spending, the regrind mill and cleaner flotation circuits that are expected to substantially improve copper and molybdenum recoveries will be completed in the summer of 2009. Ramp up to 55,000 tpd will occur following completion of the rest of the Phase 2 program and completion of the in-pit crusher and conveyor.

Labour and Safety

Labour at site was reduced as a result of the 24-month plan to reduce costs in response to significant decreases in metal prices. The number of active personnel at the site at the end of March 2009 was 330, compared to 414 personnel at the end of September 2008.

There were three lost time accidents during the three-month period ending March 31, 2009.

1.2.2      Prosperity Project

Taseko holds a 100% interest in the Prosperity property, located 125 kilometers southwest of the City of Williams Lake. The property hosts a large porphyry gold-copper deposit amenable to open pit mining. In September 2007, the Company announced the positive results of a feasibility study for the Project.

The Ministry of Environment of British Columbia accepted Taseko’s Environmental Assessment report as complete on March 13, 2009 and is moving forward under provisions of the Environmental Assessment Act with an Environmental Assessment Office (“EAO”)-led review of this Project. The Canadian Environmental Assessment Agency (“CEAA”) and the B.C. EAO are collaborating on their respective federal and provincial environmental assessment processes in a coordinated manner. The Provincial EA review is mandated by law to be completed 180 calendar days after the acceptance date noted above. Federal and provincial government decisions on proceeding with the Project will be made following completion of the Environmental Assessment process.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

1.2.3      Harmony Project

Taseko holds 100% of the Harmony gold project, located on the Queen Charlotte-Haida Gwaii on the northwest coast of British Columbia. The Company has undertaken property maintenance and environmental monitoring activities at Harmony since acquiring the project in 2001.

The Company initiated a review of engineering work on the project in late 2007 following the designation of the area as a mineral development zone under the Queen Charlotte-Haida Gwaii Land and Resource Management Plan. Plans to move forward with the Harmony Project are currently on hold.

1.2.4      Aley Project

Taseko holds 100% of the Aley niobium project in northern British Columbia. Niobium is a metal used in making high-strength steels required in the manufacture of automobiles, bridges, pipes, jet turbines and other high technology applications. Plans to move forward with the Aley Project are currently on hold.

1.2.5      Market Trends

Copper prices had been on an overall upward trend between late 2003 and October 2008, but decreased significantly in the fourth quarter of 2008 as a result of uncertainty in global financial markets. The average price in 2008 was US$3.15/lb, compared to an average price of US$3.22/lb in 2007. There was an unprecedented 70% drop in prices over the six months from July to December 2008. Prices stabilized in January 2009, then began to improve, and have averaged US$1.68/lb to May 7.

Precious metals prices also showed some volatility during the period of September to December 2008, after being on an uptrend for more three years. The gold price averaged US$871/oz in 2008. As global economic and other market conditions have remained uncertain, market experts have forecasted strong gold prices through 2009. Prices in 2009 to May 7 have averaged US$905/oz.

Average annual molybdenum prices increased from US$7.60/lb in 2003 to peak at US$34/lb in 2005. Prices averaged US$25.53/lb in 2006 and US$30.47/lb in 2007. Molybdenum prices dropped significantly in late 2008, but averaged US$28.98/lb based on strength earlier in the year. The average price in 2009 to May 7, 2009 is US$8.95/lb.

The Company sells its products in United States dollars but its expenses are denominated primarily in Canadian dollars. The twelve-month average at December 31, 2008 for one United States dollar was 1.067 Canadian dollars. At March 31, 2009, one United States dollar was equivalent to 1.2613 Canadian dollars. Forecasters anticipate an average of one United States dollar to 1.246 Canadian dollars in 2009.

THREE MONTHS ENDED MARCH 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.3         Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in thousands of Canadian dollars except per share amounts.

	As at December 31	As at September 30
Balance Sheets	2008	2007	2006
Current assets	$41,283	$94,619	$149,447
Mineral properties	32,610	18,407	2,628
Plant and equipment	292,390	158,492	43,817
Other assets	111,962	105,745	101,569
Total assets	$478,245	$377,263	297,461

Current liabilities	112,053	44,589	47,863
Other liabilities	131,285	169,014	148,664
Shareholders’ equity	234,907	163,660	100,934
Total liabilities & shareholders’ equity	$478,245	$377,263	$297,461

	Fifteen months
	ended December 31	Year ended September 30
Statements of Operations	2008	2007	2006
Revenue	$231,678	$218,426	$161,900
Cost of sales	(196,261)	(109,533)	(103,628)
Amortization	(7,363)	(3,155)	(3,412)
Operating profit	28,054	105,738	54,860
Accretion of reclamation obligation	1,451	1,777	1,732
Exploration	11,864	8,967	3,544
Foreign exchange loss (gain)	4,032	233	(289)
Gain on asset retirement obligation change of estimates	(6,917)	(4,570)	–
Loss on advances on equipment	862	–	–
Loss on extinguishment of capital leases	–	–	240
General and administration	11,034	6,501	5,286
Ledcor termination fee	–	–	3,500
Gain on sale of marketable securities	(1,034)	(1,508)	–
Interest and other income	(9,701)	(11,093)	(7,170)
Interest expense	8,284	5,947	4,594
Interest accretion on convertible debt	2,938	2,922	1,280
Stock-based compensation	6,442	6,771	3,182
Change in fair market value of financial instruments	886	1,925	–
Earnings (loss) before income taxes	$(2,087)	$87,866	$38,961
Current income tax recovery (expense)	2,151	(3,959)	(4,397)
Future income tax recovery (expense)	3,446	(35,645)	(1,648)
Earnings for the period	$3,510	$48,262	$32,916

Other comprehensive income (loss):
Unrealized gain (loss) on reclamation deposits	1,859	(419)	–
Unrealized gain (loss) on marketable securities/investments	(11,295)	4,710	–
Reclassification of realized gain on sale of marketable securities	(1,152)	(1,508)	–
Tax effect	1,570	(445)	–
Other comprehensive income (loss)	$(9,018)	$2,338	$–
Total comprehensive income (loss)	$(5,508)	$50,600	$32,916
Basic earnings per share	$0.02	$0.37	$0.29
Diluted earnings per share	$0.02	$0.36	$0.26
Basic weighted average number of common shares outstanding	142,062	129,218	113,554
Diluted weighted average number of common shares outstanding	156,928	142,278	126,462

THREE MONTHS ENDED MARCH 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4         Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Small differences are due to rounding.

	Mar 31	Dec 31	Sept 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
	2009	2008	2008	2008	2008	2007	2007	2007
Current assets	58,357	41,283	80,250	114,611	124,105	117,251	94,619	97,907
Mineral properties	32,619	32,610	32,095	29,916	19,142	18,941	18,407	15,986
Plant and equipment	295,094	292,390	266,872	222,729	202,679	182,342	158,492	120,857
Other assets	112,321	111,962	132,977	113,159	112,926	106,873	105,745	104,781
Total assets	498,391	478,245	512,194	480,415	458,852	425,407	377,263	339,531

Current liabilities	91,195	112,053	65,663	41,484	29,976	22,439	44,589	35,225
Other liabilities	166,596	131,285	176,456	173,755	182,419	173,042	169,014	155,070
Shareholders' equity	240,600	234,907	270,075	265,176	246,457	229,926	163,660	149,236
Total liabilities and shareholders' equity	498,391	478,425	512,194	480,415	458,852	425,407	377,263	339,531

Revenue	40,172	10,576	57,615	53,206	65,357	44,924	53,998	55,907
Mine site operating costs	(25,454)	(42,021)	(40,924)	(29,633)	(28,854)	(19,810)	(17,062)	(21,399)
Transportation and treatment	(6,202)	(7,054)	(9,500)	(6,042)	(7,194)	(5,229)	(5,220)	(4,714)
Amortization	(1,910)	(1,979)	(2,029)	(1,563)	(1,091)	(701)	(667)	(1,374)
Operating profit (loss)	6,606	(40,478)	5,162	15,968	28,218	19,184	31,049	28,420
Expenses:

Accretion of reclamation obligation	234	183	326	322	313	307	760	339
General and administration	2,329	2,220	2,143	2,245	2,472	1,955	1,836	1,333
Exploration	534	1,088	3,363	3,047	2,243	2,123	2,320	2,188
Interest expense and accretion charges	2,784	3,839	1,603	1,857	2,032	1,891	2,042	2,199
Interest and other income	(2,184)	(1,362)	(1,668)	(1,897)	(2,239)	(2,535)	(2,901)	(2,434)
Loss (gain) on sale of marketable securities	–	–	120	(586)	(568)	–	–	–
Asset retirement obligation change of estimates	–	(4,504)	–	–	–	(2,413)	(4,570)	–
Foreign exchange loss (gain)	2,930	3,249	1,142	600	(1,000)	40	756	1,454
Stock-based compensation	657	1,054	(85)	1,103	1,598	2,772	1,817	1,865
Loss on equipment disposal	–	701	–	161	–	–	–	–
Change in fair value of financial instruments	–	–	–	–	809	77	617	2,331
Earnings (loss) before income taxes	(678)	(46,946)	(1,782)	9,116	22,558	14,967	28,372	19,145
Income tax expense (recovery)	(4,186)	(7,303)	(8,653)	5,317	6,357	(1,315)	15,727	6,739
Earnings (loss) for the period	3,508	(39,643)	6,871	3,799	16,201	16,282	12,645	12,406
Earnings (loss) per share – basic	0.02	(0.29)	0.05	0.03	0.11	0.12	0.10	0.10

THREE MONTHS ENDED MARCH 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5         Results of Operations

The Company's pre-tax loss for the quarter ended March 31, 2009 was $0.7 million compared to pre-tax earnings of $22.6 million for the three months ended March 31, 2008 (“2008”). Net earnings after tax for the quarter was $3.5 million compared to $16.2 million for the same period a year ago. The decrease in earnings is primarily due to a drop in copper and molybdenum prices.

The Company reported revenues of $40.2 million for the quarter, compared to $65.4 million in 2008. The decrease in revenue was the result of a decrease in metal prices. The average price per pound of copper sold dropped to US$1.61 per pound from US$3.67 per pound in the same quarter of 2008. Volume of copper concentrate sales for the quarter was 17.8 million pounds (2008 – 14.8 million pounds). In addition, copper cathode sales were 0.7 million pounds (2008 – 1.6 million pounds). Moly concentrate sales were 0.2 million pounds (2008 – 0.2 million pounds). Revenues for the quarter consisted of copper concentrate sales of $36.4 million (2008 – $50.8 million), copper cathode of $1.4 million (2008 – $5.7 million), and molybdenum concentrate sales of $2.4 million (2008 – $8.9 million).

Cost of sales for the first quarter of fiscal 2009 was $31.6 million, compared to $36.0 million for the same period in fiscal 2008. Costs of sales consists of total production costs of $25.5 million (2008 – $28.9 million) for metal produced and sold during the quarter and a negative concentrate inventory adjustment of $0.004 million (2008 – positive adjustment of $0.5 million). Treatment and transportation costs totaling $6.2 million (2008 – $7.2 million) were also included in cost of sales for the first quarter of 2009.

Amortization expense for the quarter was $1.9 million compared to $1.1 million for the same period in fiscal 2008. The increase in amortization is the result of more capital equipment compared to the prior year as well as the utilization of several new pieces of equipment related to the concentrator expansion. The Company is also amortizing deferred stripping which had been capitalized in prior periods. Mining and milling assets are amortized using the units of production method based on tons mined and tons milled respectively and divided by the estimated tonnage to be mined and milled in the mine plan.

Exploration expenses in the quarter were $0.5 million, compared to $2.2 million for the same period in 2008. This decrease is due to a lower level of exploration activity at the Company's Prosperity project.

General and administrative costs were $2.3 million in the quarter of fiscal 2009 which is comparable to $2.5 million for the same period in fiscal 2008.

Stock-based compensation decreased to $0.7 million in the current quarter, compared to $1.6 million in the same period in fiscal 2008, as a result of a greater portion of stock based compensation expense having been realized in prior periods.

Interest and other income during the quarter of fiscal 2009 was $2.2 million which is comparable to $2.2 million in the same quarter 2008.

The Company recorded a foreign exchange loss for the quarter of $2.9 million, compared to a gain of $1.0 million in the same quarter 2008. As the Company reports in Canadian dollars, the loss is due to the strengthening of the U.S. dollar and the revaluation of certain US-dollar denominated liabilities at March 31, 2009.

THREE MONTHS ENDED MARCH 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

The Company had a future income tax recovery of $8.1 million in the current quarter compared to a future income tax expense of $13.6 million in the same period of 2008. The decrease in the future income tax liability is due in part to a reduction in corporate tax rates that became substantively enacted in the quarter and the reversal of a temporary difference related to partnership income from one of the entities in the group.

The majority of the current tax expense of $3.9 million (2008 – income tax recovery of $7.2 million) consist of taxes payable of $3.8 million (2008 – taxes payable of $0.9 million). The balance payable is comprised of the Company’s estimate of corporate tax of $3.3 million and BC mineral tax estimate of $0.5 million for the quarter ending March 31, 2009.

The Company also has a long term income tax liability of $31.3 million (2008 – $30.7 million) recorded on the Company's balance sheet in accordance with Canadian generally accepted accounting principles.

1.6         Liquidity

At March 31, 2009, the Company had cash and equivalents of $21.9 million, as compared to $4.6 million at December 31, 2008. The increase in working capital was primarily a result of additional funding raised from financing activities discussed in Section 1.7 Capital Resources.

Management anticipates that sales from copper and molybdenum concentrate and copper cathode, along with the various financing activities disclosed in Section 1.7 Capital Resources, the new 24-month mine plan and implemented cash management strategies will be sufficient to fund current operations and satisfy obligations as they come due. Management is actively monitoring all commitments and planned expenditures necessary to maintain operational objectives for the upcoming fiscal year.

A 24-month mining plan was implemented in November 2008 for the Gibraltar mine, which includes a significantly reduced strip ratio and lower equipment hours and manpower requirements. This plan, along with declining input costs, a weaker Canadian dollar and the completion of the remaining Phase 2 expansion items will reduce operating costs and ensure there is sufficient liquidity and working capital to manage the current economic downturn.

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company's holdings of cash and equivalents. The Company believes that these sources will be sufficient to cover the likely short and long term cash requirements. The Company's cash and equivalents are invested in business accounts and bankers acceptances, which are available on demand for the Company's programs.

THREE MONTHS ENDED MARCH 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

The following are the contractual maturities of contractual obligations (in thousands of Canadian dollars):

	Carrying				Over 3
2009	amount	2009	2010	2011	years
Accounts payable and accrued liabilities	$22,107	$22,107	$–	$–	$–
Accrued quotational payments	20,342	20,342
Bank overdraft facility (repaid in Feb 2009)	–	–
Amounts due to related parties	2,200	2,200	–	–	–
Capital lease obligation	17,899	3,279	4,003	4,003	6,614
Convertible debt	37,045	–	–	37,045	–
Royalty obligation	61,307	4,805	5,862	6,880	43,760
Total contractual obligations	$160,900	$52,733	$9,865	$47,928	$50,374

During the period, the Company secured a US$30 million 36-month term facility agreement and subsequently to the period end, completed a $23 million “bought-deal” equity financing and $5 million equity private placement. The Company is also committed to equipment purchases in relation to its expansion activities at the Gibraltar Mine in the amount of $15,442.

The Company has US$30,000 in convertible bonds that have a “put” right to be redeemed at 100.6% by the Bondholders in August 2009. Due to this “put” right, the bonds have been classified as current liabilities as at March 31, 2009. The Company is actively investigating alternatives to re-finance the convertible bonds in anticipation of the possibility that the put option is exercised.

The Company also has purchase orders in the normal course of operations for capital equipment required for the Gibraltar expansion project. The orders have specific delivery dates and financing of this equipment will be through existing cash resources.

Other than those obligations disclosed in the notes to the financial statements for the three months ended March 31, 2009, the Company has no other material capital commitments for capital expenditures, long term debt, capital lease obligations, operating leases or any other long term obligations.

Although the Company has implemented the necessary plans to ensure sufficient financial liquidity, the Company’s ability to repay or refinance its financial liabilities to their contractual maturities depends on a number of factors, some of which are beyond the Company’s control. There is no assurance that our expected cash flows from operations in combination with other steps being taken will allow us to meet these obligations as they become due.

1.7         Capital Resources

The Company’s primary sources of liquidity and capital resources are our cash flow provided from operations as well as equity and debt financings.

Debt Financings

In February 2009 (“Utilization Date”), the Company entered into and drew upon a US$30 million 36-month term facility agreement (the “Facility”) with Credit Suisse. The Facility is repayable commencing 14 months after the Utilization Date in equal bi-monthly installments in the amount of US$2.5 million

THREE MONTHS ENDED MARCH 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

until February 2012. The Facility bears interest at LIBOR plus 4 percent which is paid bi-monthly. Pursuant to security agreements entered into in connection with the Facility, the Company has ceded, as security, certain equipment of the Gibraltar Mine, the treatment and refining offtake agreement along with a corporate guarantee (note 13).

The Facility requires maintenance of certain financial covenants as well as production cost thresholds. The financial covenants under the Facility include maintaining a maximum total debt to total equity ratio of 55% and a minimum tangible net worth of $150 million. Total debt is generally defined as all interest bearing liabilities, plus any guarantees of debt. Total equity is defined as total shareholder’s equity including share capital, equity component of convertible debt, tracking preferred shares, contributed surplus, and accumulated other comprehensive income (loss) and deficit. Tangible net worth is defined as total equity less amounts attributable to goodwill and other intangible assets and reserves attributable to interest of minority shareholders of the Company. As at March 31, 2009, the Company was in compliance with its financial covenants as defined in the Facility with a total debt to total equity of 37.2% and a tangible net worth is $240.6 million.

The Company has the option, at any time after 18 months of the Utilization Date, to prepay the whole or any part of the Facility.

Equity Financings Subsequent to Period End

On April 15, 2009, the Company closed a “bought deal” short form prospectus offering (the “Offering”) of 13,793,104 common shares at a price of $1.45 per common share (the “Offering Price”). A syndicate of underwriters led by Raymond James Ltd. and including Wellington West Capital Markets Inc., Canaccord Capital Corporation, Jennings Capital Inc. and Paradigm Capital Inc. (collectively, the “Underwriters”) acted as Underwriters in connection with the Offering.

The Company granted to the Underwriters an over-allotment option to purchase up to an additional 2,068,965 common shares at the Offering Price. The Underwriters elected to exercise the over-allotment option in full for the closing, resulting in aggregate gross proceeds to the Company of $23 million. The net proceeds from the Offering will be used for discharge of accounts payable and general working capital.

In addition, the Company also completed a private placement financing of 3,628,015 shares at $1.45 per common share for gross proceeds of $5.3 million. A finder's fee of 6% of the proceeds of the private placement financing was paid.

Subsequent to March 31, 2009, 8,371,430 warrants issued in December 2008 were also exercised for total proceeds of $7.1 million and 28,500 options were exercised for the total proceeds of $0.03 million.

Other Sources

During the quarter ended March 31, 2009, the Company was permitted by the Government of British Columbia to release $3.9 million (in addition to $5 million in 2008) from the Gibraltar mine reclamation deposit in exchange for security on certain equipment of the Gibraltar mine.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

1.8         Off-Balance Sheet Arrangements

Please refer to note 4(c) of the financial statements for the three months ended March 31, 2009.

1.9         Transactions with Related Parties

Hunter Dickinson Services Inc. ("HDSI") is a private company owned equally by several public companies, one of which is Taseko. HDSI has certain directors in common with the Company and carries out geological, engineering, corporate development, administrative, financial management, investor relations, and other management activities for, and incurs third party costs on behalf of, the Company. The Company reimburses HDSI on a full cost-recovery basis per agreement dated June 1, 2008.

Costs for services rendered and costs incurred on behalf of the Company by HDSI during the quarter ended March 31, 2009 were $0.8 million, as compared to $1.9 million in the same quarter of 2008. The decrease over prior year is due to lower staffing levels required from HDSI to support the increase in general corporate development and exploration activities as Taseko Mines Limited has implemented its own payroll effective January 01, 2009.

1.10       Fourth Quarter

Not applicable.

1.11       Proposed Transactions

None.

1.12       Critical Accounting Estimates

The Company's significant accounting policies are presented in notes 3 and 4 of the audited consolidated statements for the fiscal period ended December 31, 2008. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the consolidated financial statements. These estimates include:

  mineral resources and reserves,
  the carrying values of concentrate inventories and supplies inventories the carrying values of mineral properties,
  the carrying values of property, plant and equipment,
  rates of amortization of property, plant and equipment
  the carrying values of the reclamation liability,
  the carrying values of the convertible debentures and conversion rights, income taxes,
  the valuation allowances for future income taxes,
  the carrying values of the receivables from sales of concentrate, the carrying values of deferred revenue,

THREE MONTHS ENDED MARCH 31, 2009
MANAGEMENT'S DISCUSSION AND ANALYSIS

  the assumptions used in determining the reclamation obligation, and the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

1.13       Change in Accounting Policies including Initial Adoption

Effective January 1, 2009, the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"). These new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

(a)       Section 3064 – Goodwill and Intangibles

The Canadian Accounting Standards Board ("AcSB") issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The Company evaluated the impact of this new standard and concluded that this standard did not have a significant impact on the financial statements.

(b)       EIC 173 – Credit Risk and the Fair value of Financial Assets and Financial Liabilities

The AcSB issued EIC-173 which requires the Corporation to consider its own credit risk as well as the credit risk of its counterparty when determining the fair value of financial assets and liabilities, including derivative instruments. The standard is effective for the first quarter of 2009 and is required to be applied retrospectively without restatement of prior periods. The adoption of this standard did not have an impact on the valuation of financial assets or liabilities of the Company.

(c)       EIC 174 – Mining Exploration Costs

The AcSB issued EIC-174, “Mining Exploration Costs” which provides guidance to mining enterprises related to the measurement of exploration costs and the conditions that a mining enterprise should consider when determining the need to perform an impairment review of such costs. The accounting treatments provided in EIC-174 have been applied in the preparation of these financial statements and did not have an impact on the valuation of the Company’s mineral properties.

New Accounting Standards Not Yet Adopted

i)       International Financial Reporting Standards ("IFRS")

In 2006, the AcSB published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards ("IFRS") over an expected five

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MANAGEMENT'S DISCUSSION AND ANALYSIS

year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Due to the Company's change of fiscal year end to December 31, 2008, the transition date for the Company is January 1, 2011. Therefore, the IFRS adoption will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. The Company is currently in the process of developing an IFRS conversion plan and evaluating the impact of the transition to IFRS.

ii)      Business Combinations/Consolidated Financial Statements/Non-Controlling Interests

The AcSB adopted CICA sections 1582, “Business Combinations”, 1601, “Consolidated Financial Statements”, and 1602, “Non-Controlling Interests” which superseded current sections 1581, “Business Combinations” and 1600 “Consolidated Financial Statements”. These new sections replace existing guidance on business combinations and consolidated financial statements to harmonize Canadian accounting for business combinations with IFRS. These Sections will be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. Earlier adoption is permitted. If an entity applies these Sections before January 1, 2011, it is required to disclose that fact and apply each of the new sections concurrently. The Corporation is currently evaluating the impact of the adoption of these changes on its consolidated financial statements.

1.14       Financial Instruments and Other Instruments

Please refer to note 6 of the Company’s audited consolidated financial statements for the fifteen months ended December 31, 2008 and note 4 of the interim financial statements for the three months ended March 31, 2009.

1.15       Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1    Additional Disclosure for Venture Issuers without Significant Revenue

Not applicable. The Company is not a Venture Issuer.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.2    Disclosure of Outstanding Share Data

The following details the share capital structure as at May 11, 2009, the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

	Expiry date	Exercise price	Number	Number
Common shares				181,077,130

Share purchase option	14-Feb-10	$3.07	46,000
	03-Jul-10	$4.03	60,000
	28-Sep-10	$1.15	348,334
	28-Sep-10	$1.15	780,000
	28-Sep-10	$2.07	70,000
	24-Feb-11	$4.50	93,000
	28-Mar-11	$2.18	442,000
	28-Mar-11	$2.63	40,000
	22-Aug-11	$4.09	15,000
	10-Dec-11	$1.00	1,992,550
	24-Feb-12	$3.07	165,000
	24-Feb-12	$4.50	135,000
	10-Dec-13	$1.00	3,387,000
	12-Jan-14	$1.15	2,175,000
	21-Apr-14	$1.71	1,580,500	11,329,384

Warrants	17-Dec-10	$0.85	714,284	714,284

Convertible bonds	29-Aug-11	US$3.35	8,955,224	8,955,224

Preferred shares redeemable into Taseko Mines Limited common shares				12,483,916

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MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.3    Internal Controls over Financial Reporting Procedures

The Company's management is responsible for establishing and maintaining adequate internal controls over financial reporting. Any system of internal controls over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no significant changes in internal controls over financial reporting during the period ended March 31, 2009 that could have materially affected or are reasonably likely to materially affect the Company's internal controls over financial reporting.

1.15.4    Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management so that decisions can be made about timely disclosure of that information.

There have been no significant changes in the Company's disclosure controls and procedures during the period ended March 31, 2009 that could significantly affect disclosure controls and procedures subsequent to the date the Company carried out its evaluation.